Eurasian Minerals Inc. NEWS RELEASE

Eurasian Completes Acquisition of Swedish Subsidiary from Freeport-McMoRan

Vancouver, British Columbia, August 12, 2010 (TSX Venture: EMX) -- Eurasian Minerals Inc. is pleased to announce completion of the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX).

The Swedish subsidiary holds 1.0% net smelter return (“NSR”) royalties over two advanced copper projects in northern Sweden – the Viscaria and Adak Projects – being developed by Avalon Minerals Ltd. (ASX: AVI). A Finnish company, Outokumpu Oyj, is entitled to receive 0.5% NSR royalties from the projects resulting in Eurasian receiving net 0.5% NSR royalties until Outokumpu has received an aggregate of US $12 million in royalty payments. The subsidiary also owns two exploration permits and a comprehensive exploration database. The purchase price was US$150,000 and 160,000 common shares of Eurasian, which are subject to restrictions on transfer in Canada until December 12, 2010.

EMX is exploring and investing in a mineral property and royalty portfolio located in some of the most prospective, but under-explored mineral belts of the world.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: 303-979-6666	Phone: 604-688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com

Website: www.eurasianminerals.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rt Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: 604-688-6390 Fax: 604-688-1157
www.eurasianminerals.com